October 31, 2018

Nick Bhargava
Executive Vice President, Secretary and Acting Chief Financial Officer Groundfloor Finance Inc.
PO Box 79346
Atlanta, GA 30357

       Re: Groundfloor Finance, Inc.
           1-A POS filed October 22, 2018
           File No. 024-10753

Dear Mr. Bhargava:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed October 22, 2018

General

1. We note section 22 of your Investor Agreement and section 12(b) of your Form of LRO
      Agreement regarding waiver of jury trial. Please revise your offering statement to:
        Further describe the jury trial provision, including how it will impact your investors;
        Describe any questions as to enforceability under federal and state law;
        Clarify whether this provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;
        To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and
        Clarify whether purchasers of interests in a secondary transaction would be subject to
 Nick Bhargava
Groundfloor Finance Inc.
October 31, 2018
Page 2
             the jury trial waiver provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kim McManus at 202-551-3215 or Sonia Barros, Assistant Director, at
202-551-3655 with any questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                                             Division of
Corporation Finance
Comapany NameGroundfloor Finance Inc.
                                                             Office of Real
Estate and
October 31, 2018 Page 2                                      Commodities
FirstName LastName